UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549





FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

Commission file number: 000-24589

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCSB Bankcorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, Maryland 21236

REQUIRED INFORMATION

Item 1-3. The Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan files such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit is now complete and the Plan financial statements are filed herewith.

Exhibit:

Exhibit 23.1 Consent of Michael D. Sisk & Company, P.C.

FINANCIAL STATEMENTS

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT
SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2004

CONTENTS

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125



INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Baltimore County Savings Bank, FSB
Employees' Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Baltimore County Savings Bank, FSB Employees' Savings & Profit Sharing Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our 2004 audit was conducted for the purpose of forming an opinion on the 2004 basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the audit procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

Michael D. Sisk & Company, PC

Baltimore, Maryland
July 29, 2005

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Investments		
Mutual funds	$ 8,511,195	$ 7,382,596
BCSB Bankcorp, Inc. Common Stock	1,053,022	1,067,812
Participant loans	112,206	98,064
	9,676,423	8,548,472
Cash – money market funds	8,097	11,526
Total assets	9,684,520	8,559,998
LIABILITIES		
Contributions received in advance	-	10,316
NET ASSETS AVAILABLE FOR BENEFITS	$ 9,684,520	$ 8,549,682

The Notes to Financial Statements are an integral part of these statements

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS		
Investment income		
Net realized and unrealized appreciation in fair value of investments	$ 486,741	$ 1,307,908
Interest and dividends	196,963	157,586
	683,704	1,465,494
Contributions		
Employer	259,620	228,296
Participants	321,846	307,037
Rollover	3,377	27,843
	584,843	563,176
Total additions	1,268,547	2,028,670
DEDUCTIONS		
Benefits paid to participants	132,826	93,757
Administrative expenses	883	209
Total deductions	133,709	93,966
Net increase	1,134,838	1,934,704
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	8,549,682	6,614,978
End of year	$ 9,684,520	$ 8,549,682

The Notes to Financial Statements are an integral part of these statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following brief description of Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution 401(k) plan providing for employee elective deferrals and matching Company contributions. Baltimore County Savings Bank, FSB (the Company or the Plan Sponsor) may also make discretionary contributions. Employees of the Company are eligible to participate in the Plan after attaining age 21 and completing 1,000 hours of service during the 12-month period following the employment date or during any subsequent Plan year. The Plan conforms with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions to the Plan can be made in the following ways:

a) Employee Salary Reduction: Each eligible employee may elect to defer up to 25% of compensation but not to exceed $13,000 for the year 2004. Catch-up contributions (through salary deferrals only) are also allowed, up to $1,000 per year (as indexed; $3,000 in 2004), if the participant has attained, or will attain, age 50 during the Plan year. Changes in the participant's deferral election may be made as of any time, with at least fifteen days written notice and will be effective as of the next payroll date.

b) Employer Matching Contributions: The Plan sponsor matches 100% of the first 6% of the salary reduction contributions by the participants.

c) Discretionary Contributions: The Board of Directors of the Company may make a discretionary contribution which is to be allocated pro-rata based on compensation. Eligible participants are those employees who have completed 1,000 hours of service and who are either employed on the last day of the plan year or who have retired, died, or become disabled during the plan year.

d) Rollover Contributions: Rollovers from other employer retirement plans are permitted if rolled over within 60 days of receipt by the participant.

e) Forfeitures: Forfeitures are used to reduce future Company matching contributions.

Note 1. Description of the Plan (continued)

Vesting

The value of participants' salary reduction contributions are always fully vested. Full vesting of Company contributions occurs upon (i) death of the participant, (ii) total and permanent disability of the participant, or (iii) normal retirement of the participant. Vesting, otherwise, occurs based on the table below. A year of vesting service is a Plan year during which a participant has worked at least 1,000 hours. Unvested Company contributions in a terminated employee's account are used to reduce the Plan sponsor's matching contributions.

Years of Service	Percentage Vested
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans

Participants may borrow from the Plan a minimum of $1,000, up to the lesser of $50,000 or 50% of the vested balance in their accounts. Interest on such borrowings and repayment schedules are determined by the Plan administrator. Generally, borrowings must be repaid to the Plan over a period not to exceed five years.

Allocation Provisions

Investments are re-valued and earnings allocated to participants each business day based on the quoted market price of the investments. Plan Sponsor's discretionary contributions, if any, are allocated to each eligible participant pro-rata based on compensation.

Compensation

A participant's total earnings as reported in box 1 of Form W-2, excluding fringe benefits, but including amounts contributed to the Plan and to any other arrangement which requires salary reduction.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan (continued)

Retirement Dates

The normal retirement date is the attainment of age 65, with no early retirement date specified.

Administrative Expenses

All significant administrative expenses of the Plan are paid by the Plan sponsor.

Investments

Investments are participant-directed in whole percentages, from a menu of mutual funds through The Charles Schwab Trust Company. Changes in investment elections for new contributions, and changes in money already in the Plan may be made at any time.

Investment options:

Schwab Institutional Advantage Money Fund
Columbia Intermediate Bond Fund
Vanguard GNMA Fund
VanKampen Comstock Fund
Vanguard 500 Index Fund
Janus Growth and Income Fund
Oakmark Select Fund
T. Rowe Price Mid-Cap Growth Fund
Westport Select Cap Fund
BCSB Bankcorp Common Stock

Withdrawals

Withdrawals are permitted as follows:

a) Hardship Distributions: An eligible participant may withdraw his salary deferral contribution (not including earnings) for the following purposes:

i) Deductible medical expenses
ii) Purchase of a primary residence
iii) Post-secondary education
iv) Impending foreclosure/eviction

Note 1. Description of the Plan (continued)

Six-month suspension of salary deferral contribution is required. Exhaustion of other Plan sources is also required, including rollover contributions account, in-service withdrawals, age 59-1/2 withdrawals (see below) and loan capabilities. Approval of Plan Administrator is also required.

b) In-Service Distributions: Distribution from matching contributions account attributable to matching contributions made before January 1, 2002 is permitted prior to termination of employment if either: (i) the employee has been a participant for at least 60 months, or (ii) the matching contributions withdrawn have been on deposit in the Plan for at least two years.

c) Age 59-1/2 Distributions: A participant who has attained age 59-1/2 may withdraw all or any portion of his rollover contribution account, salary deferral contribution account, vested portion of his matching contribution account, or vested portion of his discretionary contributions account.

d) Rollover Distributions: A participant's rollover contribution account is available for withdrawal at any time (other than funds transferred from the money purchases pension plan).

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Methods of Distribution

Benefits upon disability, retirement, or other termination of employment are paid as follows:

a) If the participant's vested benefit (all accounts) does not exceed $5,000, a cash lump sum payment is the only option available.

b) If the participant's vested benefit exceeds $5,000, the following options are available:

Note 1. Description of the Plan (continued)

Methods of Distribution (continued)

i. A lump sum payment (which may be made in cash or whole shares of Company stock, or a combination of both);

ii. Monthly, quarterly, semi-annual, or annual installments over a period not to exceed five years;

iii. Joint and 50% survivor annuity (or life annuity if participant not married); prior pension account balance only, waiver available but only with spousal consent.

Note: Participants who (i) have vested accounts with a total exceeding $5,000 and (ii) have a prior pension account balance will be subject to automatic annuity options (in effect under prior money purchase pension plan) for the prior pension account balance merged into this Plan.

Timing of Distributions

Distribution upon retirement, death, disability, or other termination of employment, made as soon as practicable following the event.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting whereby contributions, investment income, and other expenses are recognized in the period to which they relate rather than when received or paid. Benefits are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Fair values of investments are based on quoted market prices as determined by the Plan trustee.

Valuation of Investments

Money market funds are reported at cost, which approximates fair value. Mutual funds and BCSB Bankcorp, Inc. common stock are stated at fair value based on quoted market prices on the last business day of the Plan year. The shares of the mutual fund are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at the unpaid principal balance, which approximates their fair value.

Note 2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3. Investments

The Plan's investments are held by The Charles Schwab Trust Company, an institutional trust company who serves as Trustee. All investment information disclosed in the accompanying financial statements and supplemental schedule, including investments held at December 31, 2004 and 2003, and net appreciation (deprecation) in fair value of investments, interest, dividends, and investment expenses for the year ended December 31, 2004, were obtained or derived from information supplied to the Plan administrator.

During the year ended December 31, 2004 and 2003, the Plan's investments, including investments purchased, sold, as well as held during the year appreciated (depreciated) as determined by quoted market prices by $486,741 and $1,307,908 as follows:

	Net appreciation (depreciation) in fair value during year	
	2004	2003
Years ended December 31, 2004 and 2003:		
Realized gains (losses)	$ 35,411	$(2,731)
Unrealized gains:		
Mutual Funds	466,120	1,045,040
BCSB Bankcorp, Inc. common stock	(14,790)	265,599
	$ 486,741	$ 1,307,908

In addition to the above, the Plan's interest and dividend income for the Plan year ended December 31, 2004 and 2003 from all sources was $196,963 and $157,586.

The following table presents the fair value of investments as of December 31, 2004. Investments that represent 5% or more of the fair value of the Plan's net assets have been separately identified and are marked with an "*".

Note 3. Investments (continued)

Investments at fair value, as determined by quoted market price:

		2004	2003
Securities issued by Plan Sponsor:			
BCSB Bankcorp, Inc. common stock	*	$1,053,022	$1,067,812
Mutual Funds:			
Schwab Institutional Advantage Money Fund	*	734,145	825,825
Columbia International Bond Fund Z	*	1,065,810	960,986
Janus Growth and Income Fund	*	726,922	628,773
Oakmark Select Fund	*	1,004,820	821,156
T. Rowe Price Mid-Cap Growth Fund	*	972,532	732,416
Van Kampen Comstock Fund Class A	*	976,780	768,065
Vanguard GNMA Fund	*	1,007,304	954,770
Vanguard 500 Index Fund	*	981,179	828,403
Westport Select Capital Fund	*	722,191	605,898
Artisian International Fund		319,512	256,304
Total mutual funds		8,511,195	7,382,596
Investments at estimated fair value:			
Participant loans		112,206	98,064
Total investments		$9,676,423	$8,548,472

Note 4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
EIN: 52-0791958
Plan No. 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Participant Directed Mutual Funds	Mutual Fund		
	Schwab Institutional Advantage Money Fund	Mutual Fund		734,145
	Columbia International Bond Fund Z	Mutual Fund		1,065,810
	Janus Growth and Income Fund	Mutual Fund		726,922
	Oakmark Select Fund	Mutual Fund		1,004,820
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund		972,532
	Van Kampen Comstock Fund Class A	Mutual Fund		976,780
	Vanguard GNMA Fund	Mutual Fund		1,007,304
	Vanguard 500 Index Fund	Mutual Fund		981,179
	Westport Select Capital Fund	Mutual Fund		722,191
	Artisian International Fund	Mutual Fund		319,512
	Total mutual funds			8,511,195
*	BCSB Bankcorp, Inc.	62,867 shares of common stock	715,372	1,053,022
	Participant Loans	Interest rates 8%-10%	- 0 -	112,206
				$ 9,676,423

* The Baltimore County Savings Bank, FSB is the sponsor of the Plan at December 31, 2004 – qualifies as an exempt party-in-interest transaction.

** Cost is not required for a participant-directed plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: Aug 30, 2005

Baltimore County Savings Bank, F.S.B.
Employees' Savings & Profit Sharing
Plan and Trust

By: 

David M. Meadows
Vice President and Corporate Secretary

EXHIBIT 23.1
CONSENT OF MICHAEL D. SISK & COMPANY, P.C.

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 000-24589) of BCSB Bankcorp of our report dated July 29, 2005 with respect to the financial statements of the Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2004, included in the Form 11-K/A.

Michael D. Sisk, Jr.

Michael D. Sisk & Company, P.C.
Baltimore, Maryland
August 30, 2005